Rockelle Corp.
162 Miller Place Road
Miller Place, New York 11764

May 11, 2007

Via Fax (202) 772-9202
and Edgar
Rolaine S. Bancroft
Staff Attorney, Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Rockelle Corp.
Amendment No. 1 to Registration Statement on Form SB-2
Filed April 27, 2007
File No. 333-140297

Dear Ms. Bancroft:

We are in receipt of your comment letter dated May 9, 2007 regarding the above referenced filing. As requested in your letter, we provide responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company’s responses, which are reflected in the attached Amendment No. 2 to Form SB-2.

Registration Statement
General

1.	We note your response to prior comment 1, however, we could not locate disclosure in your prospectus. Please revise or advise.

ANSWER:     The disclosure has been added to the prospectus under both the Terms of the Financing Documents.

Combined Total Possible Profit Selling Stockholders Could Realize, page 12

2.	We note your response to prior comment 5. Please revise your disclosure to provide the table that is included in your response letter.

ANSWER:     This section has been revised to provide the table included in the response letter.

Warrants, page 12

3.	We note your response to prior comment 4. Please provide similar disclosure for the warrant held by Acacia Investors in an appropriate place in your prospectus. We note your disclosure on page 19.

ANSWER:     This section has been revised to include tabular disclosure for the warrant held by Acacia Investors.

Shares Outstanding Prior to the Transaction, page 13

4.	We note your responses to prior comments 7 and 10. It is unclear to us how many shares are currently held by non-affiliates and persons other than the selling stockholders.

On the cover of your 10-K filed on April 17, 2007, you disclose the aggregate market value based on the last sales price on April 10, 2007. From that data, we approximate that 16.6 million shares of common stock are held by non affiliates and persons other than the selling stockholders prior to this offering. Please also revise as appropriate throughout the prospectus.

ANSWER:   This section has been revised to disclose that the 8,100,000 shares being registered is based on one-third (1/3) of our non-affiliate common shares outstanding as of May 11, 2007. This share amount includes (i) 18,354,230 shares currently held by non-affiliates, plus (ii) 3,000,000 shares of common stock which shall be issued to Surety Financial in connection with an agreement with the Company when the registration statement is declared effective; and (iii) a warrant to purchase up to 4,000,000 shares of our common stock issued to Acacia Investors LLC on January 26, 2007 which will be exercised when this registration statement is declared effective, for a total of 25,354,230 shares held by non-affiliates.

Selling Shareholders, page 18

5.	Please footnote your table on page 20 to indicate how Gerard Stephan, Surety Financial Group, LLC and Acacia Investors, LLC obtained their shares. We note your disclosure on page 19.

ANSWER:    This section has been revised to provide footnote disclosure indicating how Gerard Stephan, Surety Financial Group, LLC and Acacia Investors, LLC obtained their shares

6.	Please tell us whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

ANSWER:     This section has been revised to disclose that none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

Part II
Item 26. Recent Sales of Unregistered Securities, Page II-2

7.
Please ensure that you disclose all unregistered transactions within the past three years. For instance, we note that some of the transactions associated with this registration statement are not disclosed. Refer to Item 701 of Regulation S-B. Please revise or advise.

ANSWER:     This section has been revised to disclose all unregistered transactions within the past three years.

Very truly yours,

Rockelle Corp.

By:       /s/ Gerald Stephan
Gerald Stephan
Chief Executive Officer